Exhibit (a)(1)(F)
Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

OFFER TO EXERCISE WARRANTS
TO PURCHASE COMMON STOCK
OF
OCCIDENTAL PETROLEUM CORPORATION

MARCH 3, 2025
THE OFFER TO EXERCISE (AND ASSOCIATED WITHDRAWAL RIGHTS) WILL EXPIRE AT 5:00 P.M. (EASTERN TIME) ON MARCH 31, 2025 UNLESS THE OFFER PERIOD IS EXTENDED.
To Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees:
This letter is to inform you that Occidental Petroleum Corporation (the “Company”) is offering to holders of its outstanding warrants (the “Warrants”), each representing the right to purchase one share of common stock, par value $0.20 per share (the “Common Stock”), at an exercise price of $22.00, the opportunity to exercise their Warrants at a temporarily reduced exercise price of $21.30 per Warrant, upon the terms and subject to the conditions set forth in the enclosed Offer to Exercise Warrants to Purchase Common Stock of Occidental Petroleum Corporation, dated March 3, 2025 (together with any amendments or supplements thereto, the “Offer to Exercise”).
Please furnish copies of the enclosed materials to your clients for whom you hold Warrants registered in your name or in the name of your nominee. Enclosed with this letter are copies of the following documents:
1.	Offer to Exercise dated March 3, 2025;
2.	Election to Participate and Exercise Warrants, for your use in accepting the Offer to Exercise and tendering Warrants of your clients;
3.	Notice of Withdrawal, for your use in withdrawing any previously tendered Warrants of your clients;
4.	Notice of Guaranteed Delivery, for your use if your client wants to tender Warrants pursuant to the Offer to Exercise but the required documents cannot be delivered prior to the Expiration Date; and
3.
Letter to Clients, for you to send to your clients for whose account you hold Warrants registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer to Exercise.

Holders of Warrants must make their own decision as to whether to tender their Warrants and, if so, how many Warrants to tender. Your clients should read carefully the information set forth or incorporated by reference in the Offer to Exercise and the related Election to Participate and Exercise Warrants, including the Company’s reasons for making the offer.
IF A HOLDER OF THE WARRANTS CHOOSES NOT TO PARTICIPATE IN THE OFFER TO EXERCISE, SUCH HOLDER’S WARRANTS WILL REMAIN OUTSTANDING AND EXERCISABLE, WITH AN EXERCISE PRICE OF $22.00 PER WARRANT.
Notwithstanding the temporary reduction of the exercise price of the Warrants, during the offer period, holders of Warrants may exercise such Warrants at the initial exercise price of $22.00 per Warrant by following the procedures set forth in the Warrant Agreement, and instructing the Depositary Agent to issue the shares purchased pursuant to such Warrant exercise to you or your broker or nominee in book-entry form. To the extent your client attempts to exercise at the $22.00 per Warrant exercise price during the offer period, you are instructed to notify your client of this Offer to Exercise and the option to participate in the offer in accordance with the terms of the Offer to Exercise.
Investing in the Company’s securities involves risks. See the section titled “Risk Factors” in the enclosed Offer to Exercise for a discussion of information that holders should consider before tendering Warrants in the offer.
Certain conditions of the offer are described in “Description of the Offer to Exercise — Section 5. Conditions to the Offer to Exercise” of the Offer to Exercise. In order to be valid, tenders must be in proper form as described in “Description of the Offer to Exercise — Section 7. Procedures for Participating in Offer to Exercise and Exercising Warrants” of the Offer to Exercise.

We urge you to contact your clients as promptly as possible. Please note that the Offer to Exercise and withdrawal rights will expire at 5:00 p.m. (Eastern Time) on March 31, 2025 or such later time and date to which the Offer to Exercise is extended.
If you tender your clients’ Warrants but they change their mind and do not want to participate in the Offer to Exercise, you may withdraw your clients’ participation in the Offer to Exercise by notifying the Depositary Agent via the procedures described in “Description of the Offer to Exercise — Section 9. Withdrawal Rights” of the Offer to Exercise. Under no circumstances will interest be paid on the temporarily reduced exercise price of the Warrants in the Offer to Exercise, regardless of any extension of, or amendment to, the Offer to Exercise or any delay in issuing Common Stock upon the exercise of the Warrants.
The Company will not pay any commissions to any broker, dealer, or other person (other than to the Depositary Agent and the Information Agent, as described in the Offer to Exercise) in connection with the solicitation of tenders of Warrants pursuant to the Offer to Exercise. However, the Company will, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer to Exercise materials to your clients.
Please direct questions or requests for assistance regarding the Offer to Exercise, Election to Participate and Exercise Warrants, Notice of Withdrawal and Notice of Guaranteed Delivery or other materials to the Information Agent at the following address.
D.F. King & Co., Inc.
48 Wall St, 22nd Floor
New York, NY 10005
Toll-Free: (888) 628-8208
Email: OXY@dfking.com
Please direct requests for additional copies of the Offer to Exercise, Election to Participate and Exercise Warrants, Notice of Withdrawal and Notice of Guaranteed Delivery or other materials, in writing, to the Information Agent at:
D.F. King & Co., Inc.
48 Wall St, 22nd Floor
New York, NY 10005
Toll-Free: (888) 628-8208
Email: OXY@dfking.com

Sincerely,

/s/ Jaime Casas
Jaime Casas
Vice President and Treasurer
Occidental Petroleum Corporation

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, any information agent or the Depositary Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer to Exercise other than the enclosed documents and the statements contained therein.